Exhibit 99.1

Patria Investments Limited

(the “Company”)

NOTICE OF ANNUAL GENERAL MEETING OF THE COMPANY

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the Company (the “AGM”) will be held virtually and at the offices of Patria Investments Limited located at 60 Nexus Way, Camana Bay, 4th Floor, KY1-9006, Grand Cayman, Cayman Islands on June 27, 2024 at 11:30 a.m. (Eastern Time).

The AGM will be held in accordance with Cayman Islands law and the amended and restated memorandum and articles of association of the Company and in a virtual form. You will be able to attend the AGM online by visiting https://meetnow.global/MSSSAJJ. You also will be able to vote your shares online by attending the AGM by webcast. To participate in the AGM, you will need to review the information included on proxy or in the instructions that accompanied your proxy materials. The details of how to participate virtually at the AGM are also set out in the accompanying proxy card.

The AGM will be held for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1	RESOLVED, as an ordinary resolution, that the Company’s financial statements and the auditor's report for the fiscal year ended 31 December 2023, which have been made available to the Shareholders for the purpose of the AGM be approved and ratified; and

2	RESOLVED, as an ordinary resolution, that Peter Paul Lorenço Estermann be appointed as a member of the Board of Directors of the Company, to serve on the Board until the earlier of his vacating office or removal from office as a director in accordance with the Amended and Restated Memorandum and Articles of Association of the Company.

On November 7, 2023, Peter Paul Lorenço Estermann was appointed by the board as an interim board member, with his term expiring at the commencement of the AGM. Peter Paul Lorenço Estermann’s profile is included in the Schedule to this notice.

The Board of Directors of the Company (the “Board”) has fixed the close of business (Eastern Time) on May 24, 2024 as the record date (the “Record Date”) for determining the shareholders of the Company entitled to receive notice of the AGM or any adjournment thereof. The holders of record of the Class A common shares and the Class B common shares of the Company as of the close of business (Eastern Time) on the Record Date are entitled to receive notice of and attend the AGM and any adjournment thereof. The Board recommends that shareholders of the Company vote “FOR” the resolutions at the AGM. Your vote is very important to the Company.

Please refer to the proxy card which is attached to this notice. The proxy statement and the proxy card are also available for viewing on the shareholders section of our website at https://ir.patria.com/financials-filings/sec-filings and on the SEC’s website at https://www.sec.gov.

Your vote is important. If you do not plan to attend the AGM either in person or virtually then you are urged to complete, sign, date and return the accompanying proxy card to us, in accordance with the instructions set out therein, as promptly as possible and in any case by no later than 11:59 p.m., Eastern time, on June 26, 2024 to ensure your representation at the AGM.

The Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023 was filed with the U.S. Securities and Exchange Commission on April 29, 2024 (the “Form 20-F”). Shareholders may obtain a copy of the Form 20-F, free of charge, from the Company’s website at https://ir.patria.com/financials-filings/sec-filings and on the SEC’s website at https://www.sec.gov or by contacting the Company’s Investor Relations Department by email at PatriaShareholderRelations@patria.com. In addition to the other information included in the Form 20-F, you will find in the Form 20-F biographies for the incumbent members of the Board.

By Order of the Board of Directors

/s/ Alexandre Teixeira de Assumpção Saigh
Name: Alexandre Teixeira de Assumpção Saigh
Title: Director
Dated: May 30, 2024

Registered Office:

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

- NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE AGM IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favor of the resolutions to be proposed at the AGM unless revoked prior to the AGM or the shareholder attends the AGM in person or executes a specific proxy.

3	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose, seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares.

4	Each Class A Common Share shall entitle the holder to one (1) vote on all matters subject to a vote at general meetings of the Company, and each Class B Common Share shall entitle the holder to ten (10) votes on all matters subject to a vote at general meetings of the Company.

5	A shareholder holding more than one share entitled to attend and vote at the AGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

6	No business shall be transacted at the AGM unless a quorum is present. As set out in the articles of association of the Company, one or more shareholders holding not less than one-third in aggregate of the voting power of all shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, constitutes a quorum of the shareholders. No person shall be entitled to vote at the AGM unless he is registered as a shareholder of the Company on the record date for the AGM nor unless all calls or other sums presently payable by him in respect of such shares have been paid.

Schedule

Peter Paul Lorenço Estermann is a Partner and our Chief of Private Equity Portfolio Management since January 2021 and a member of our board of directors since November 2023. He has over 40 years of professional experience, including 12 years in agribusiness, 10 years in the industry for the transformation of polymers, paper and cellulose and refractory materials, 12 years in telecommunications and health services, and six years in retail. Previously, Mr. Estermann was the CEO of GPA (Companhia Brasileira de Distribuição) (from April 2018 to November 2020), where he was responsible for the operations in the region, with over 100,000 employees and a revenue of R$60 billion. Mr. Estermann was also Infrastructure and Strategic Development Officer of GPA from June 2014 to October 2015. Mr. Estermann has developed his career in different industries and the service sector, and in large and leading companies with different areas of expertise, differentiated in terms of technology, management models and cultures. Mr. Estermann was CEO of Via Varejo S. A. (2015-2018, 2018-2019) and Vice-CEO and Chief Operating Officer of Medial Saúde (2006 - 2007). Mr. Estermann has held important positions in various European and Brazilian companies since 1981. Mr. Estermann holds a degree in Agronomy Engineering from the Federal University of Lavras – Minas Gerais and post graduate studies from Harvard Business School (“Making Corporate Boards more Effective”—2008, “Audit Committees in a New Era of Governance”—2008 and “Program for Management Development/PMD”—1999).